

February 18, 2014

Via E-mail
Mr. Luis Fernando Rolla
Chief Financial Officer
Energy Co of Minas Gerais
Avenida Baracena, 1200
Belo Horizonte, M.G. 30190-131

      Re: Energy Co of Minas Gerais
              Form 20-F for the Fiscal Year Ended December 31, 2012
              Filed April 30, 2013
              File No. 1-15224

Dear Mr. Rolla:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                      Sincerely,

                      /s/ William H. Thompson

                      William H. Thompson
                      Accounting Branch Chief

cc: Steven Sandretto
        Paul Hastings